QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

         GFL Environmental Inc.

Unaudited Interim Condensed
Consolidated Financial Statements
 For the three months ended March 31, 2020

GFL Environmental Inc.

Unaudited interim condensed consolidated statements of operations and comprehensive income (loss)

Three month period ended March 31, 2020

(In thousands of dollars except per share amounts)

	Notes	March 31, 2020 $	March 31, 2019 $
Revenue	12	931,324	720,898
Expenses
Cost of sales		852,303	653,459
Selling, general and administrative expenses		155,059	82,127
Interest and other finance costs		269,409	123,947
Deferred purchase consideration		1,000	1,000
Loss (gain) on sale of property, plant and equipment		1,629	(180)
Loss (gain) on foreign exchange		106,039	(16,627)
Mark-to-market gain on TEU derivative purchase contract	10	(88,439)	—

		1,297,000	843,726

Loss before income taxes		(365,676)	(122,828)

Current income tax expense (recovery)		1,690	(182)
Deferred tax recovery		(89,416)	(29,254)

Income tax recovery		(87,726)	(29,436)

Net loss		(277,950)	(93,392)

Items that may be subsequently reclassified to net loss
Currency translation adjustment		277,842	(35,806)
Fair value movements on cash flow hedges, net of tax		14,326	(2,091)

Other comprehensive income (loss)		292,168	(37,897)

Total comprehensive income (loss)		14,218	(131,289)

Loss per share
Basic	11	(0.77)	(0.64)
Diluted	11	(0.77)	(0.64)

The accompanying notes are an integral part of the interim financial statements.

GFL Environmental Inc.

Unaudited interim condensed consolidated statements of financial position

As at March 31, 2020

(In thousands of dollars except as otherwise stated)

	Notes	March 31, 2020 $	December 31, 2019 $
Assets
Current assets
Cash		91,356	574,797
Trade and other receivables, net of allowance		761,973	713,356
Prepaid expenses and other assets		150,430	132,112

		1,003,759	1,420,265
Non-current assets
Property, plant, and equipment, net	4	3,362,774	2,850,062
Intangible assets, net	5	3,293,118	2,848,024
Other long-term assets		33,541	31,672
Goodwill	6	6,009,488	5,173,780

		13,702,680	12,323,803

Liabilities
Current liabilities
Accounts payable and accrued liabilities		749,464	732,041
Income taxes payable		1,402	2,885
Current portion of long term debt	8	4,769	64,385
Current portion of lease obligations	9	39,931	33,150
Current portion of due to related party	18	9,900	7,000
Current portion of tangible equity unit amortizing note	10	67,801	—
Current portion of landfill closure and post-closure obligations	7	19,034	25,624

		892,301	865,085
Non-current liabilites
Long-term debt	8	4,484,326	7,560,660
Lease obligations	9	163,473	158,872
Other long-term liabilities		12,975	12,496
Due to related party	18	40,100	14,000
Deferred income tax liabilities		803,633	733,787
Tangible equity unit amortizing note	10	103,883	—
Tangible equity units purchase contract	10	823,826	—
Landfill closure and post-closure obligations	7	245,194	210,970

		7,569,711	9,555,870

Shareholders' equity
Share capital	14	6,859,674	3,524,532
Contributed surplus	14	32,119	16,443
Deficit		(1,048,266)	(770,316)
Accumulated other comprehensive income (loss)		289,442	(2,726)

		6,132,969	2,767,933

		13,702,680	12,323,803

The accompanying notes are an integral part of the interim financial statements.

 GFL Environmental Inc.

Consolidated statements of changes in shareholders' equity

Three month period ended March 31, 2020

(In thousands of dollars except as otherwise stated)

						Accumulated other comprehensive (loss) income
		Share capital(1)		Contributed surplus	Deficit	Cash flow hedges, net of tax	Currency translation	Total	Total shareholders' equity
	Notes	#	$	$	$	$	$	$	$
Balance, January 1, 2019		177,893,748	3,470,358	1,960	(318,663)	(33,523)	72,478	38,955	3,192,610
Net loss and comprehensive loss			—	—	(93,392)	(2,091)	(35,806)	(37,897)	(131,289)
Return of capital			(804)	—	—	—	—	—	(804)
Share-based payments	14		—	3,619	—	—	—	—	3,619

Balance, March 31, 2019		177,893,748	3,469,554	5,579	(412,055)	(35,614)	36,672	1,058	3,064,136

Balance, January 1, 2020		180,794,203	3,524,532	16,443	(770,316)	27,643	(30,369)	(2,726)	2,767,933
Net loss and comprehensive loss			—	—	(277,950)	14,326	277,842	292,168	14,218
Return of capital			(804)	—	—	—	—	—	(804)
Share capital issued upon acquisition of subsidiary	3	3,092,118	78,434	—	—	—	—	—	78,434
Share capital issued, net of cancelled shares	14	142,525,526	3,302,988	—	—	—	—	—	3,302,988
Share issuance costs	14		(45,476)	—	—	—	—	—	(45,476)
Share-based payments	14		—	15,676	—	—	—	—	15,676

Balance, March 31, 2020		314,348,884	6,859,674	32,119	(1,048,266)	41,969	247,473	289,442	6,132,969

(1)
Number of shares have been retrospectively adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of the IPO.

The accompanying notes are an integral part of the interim financial statements.

GFL Environmental Inc.

Consolidated statements of cash flows

Three month period ended March 31, 2020

(In thousands of dollars except as otherwise stated)

	Notes	March 31, 2020 $	March 31, 2019 $
Operating activities
Net loss		(277,950)	(93,392)
Adjustments for non-cash items
Depreciation and amortization of property, plant and equipment	4	122,691	94,126
Amortization of intangible assets	5	99,114	80,719
Interest and other finance costs		269,409	123,947
Share based payments	14	15,676	3,619
Loss (gain) on unrealized foreign exchange on long-term debt		71,160	(21,021)
Loss (gain) on sale of property, plant and equipment		1,629	(180)
Mark-to-market gain on TEU purchase contract	10	(88,439)	—
Mark-to-market loss on fuel hedge		1,206	—
Current income tax expense (recovery)		1,690	(182)
Deferred tax recovery		(89,417)	(29,254)
Interest paid in cash, net		(159,689)	(77,179)
Income taxes paid in cash, net		(3,173)	—
Changes in non-cash working capital items	15	(53,976)	(99,798)
Landfill closure and post-closure expenditures	7	(1,222)	(771)

		(91,291)	(19,366)

Investing activities
Proceeds on sale of property, plant and equipment		400	1,000
Purchase of property, plant and equipment and intangible assets		(100,151)	(99,580)
Business acquisitions, net of cash acquired	3	(1,125,985)	(113,986)

		(1,225,736)	(212,566)

Financing activities
Repayment of lease obligations		(31,337)	(7,788)
Issuance of long-term debt		815,730	221,043
Repayment of long-term debt		(4,317,094)	(9,388)
Issuance of share capital, net of issuance costs		3,257,512	—
Issuance of tangible equity units, net of issuance costs	10	1,006,923	—
Return of capital		(804)	(804)
Payment of financing costs		(295)	(2,685)
Issuance of loan from related party	18	29,000	—
Repayment of loan to related party		—	(3,500)
Cheques issued in excess of cash on hand		—	18,932

		759,635	215,810

Decrease in cash		(557,392)	(16,122)
Changes due to foreign exchange revaluation of cash		73,951	8,687
Cash, beginning of period		574,797	7,445

Cash, end of period		91,356	10

Supplementary information
Business acquisitions financed through issuance of share capital		78,434	—
Asset additions financed through leases		14,906	26,658

The accompanying notes are an integral part of the interim financial statements.

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

1.     DESCRIPTION OF THE BUSINESS

  GFL Environmental Inc. (GFL or the Company) was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. (Holdings). The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity.

  GFL is in the business of providing non-hazardous solid waste management, infrastructure and soil remediation services and liquid waste management services. These services are provided through wholly owned subsidiaries of GFL and a network of facilities across Canada and in 23 states in the United States. GFL's registered office is Suite 500, 100 New Park Place, Vaughan, ON, L4K 0H9.

  On March 5, 2020, GFL completed an initial public offering of 75,000,000 subordinate voting shares and a concurrent public offering of 15,500,000 tangible equity units (TEUs) for total gross proceeds of $2,888,800 (US$2,168,800) (collectively, the IPO). GFL's subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "GFL" and the TEUs trade on the New York Stock Exchange under the symbol "GFLU".

  The interim condensed consolidated financial statements include the accounts of GFL and its subsidiaries as of March 31, 2020.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Statement of compliance

  These unaudited interim condensed consolidated financial statements (interim financial statements) have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and include the accounts of the Company.

  These interim financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019 (the Annual Consolidated Financial Statements).

  Basis of measurement

  GFL's interim financial statements were prepared on the historical cost basis except for certain financial instruments that are measured at fair value at the end of the reporting period as detailed in the Annual Consolidated Financial Statements.

  Presentation and functional currency

  These interim financial statements are presented in Canadian dollars which is GFL's functional currency.

  Use of Estimates and Judgments

  The preparation of GFL's interim financial statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the interim financial statements are described in GFL's Annual Consolidated Financial Statements.

  Accounting policies

  The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Annual Consolidated Financial Statements, except as described below.

  Changes in Accounting Policies

  IFRS 9/IAS 39 and IFRS 7 Amendments, Interest rate benchmark reform

  The IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 — Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. GFL has assessed the impact of the amendments and concluded that they had no impact on the interim financial statements.

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  IFRS 3 Amendments, Definition of a business

  The IASB issued amendments to IFRS 3 — Business combinations to revise the definition of a business. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. GFL has assessed the impact of the amendments and concluded that they had no impact on the interim financial statements.

  IAS 1 and IAS 8 Amendments, Definition of material

  The IASB issued amendments to IAS 1 — Presentation of financial statements and IAS 8 — Accounting policies, changes in accounting estimates and errors to revise the definition of material. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. GFL has assessed the impact of the amendments and concluded that they had no impact on the interim financial statements.

  Conceptual framework

  The IASB issued the revised Conceptual framework for financial reporting to replace its 2010 conceptual framework. The revised conceptual framework is effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. GFL assessed the revised conceptual framework and concluded that there is no impact on the interim financial statements.

3.     BUSINESS COMBINATIONS

  Acquisitions during 2020

  For the three month period ended March 31, 2020, acquisitions, in the table below, include the aggregate net assets acquired and consideration given for all acquisitions made during the period, which GFL considers to be individually immaterial. GFL acquired 100% of the common shares of four solid waste management businesses, 100% of the common shares of two liquid waste management businesses, 100% of the assets of one solid waste management business and 100% of the assets of one liquid waste management business.

  Contingent consideration is contingent on the acquired business meeting certain earnings and performance targets by specified dates.

  The preliminary fair values of the aggregate identifiable assets acquired and liabilities assumed, and any goodwill recognized, as well as the purchase consideration transferred are presented below. GFL expects to finalize these amounts no later than one year from the

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

3.     BUSINESS COMBINATIONS (Continued)

  acquisition dates and will reflect these adjustments retrospectively. There may be differences between these provisional estimates and the final acquisition accounting.

Total $
Net assets acquired
Working capital	3,496
Assumption of lease obligations	(6,582)
Right of use assets	6,582
Property, plant and equipment	238,208
Landfill	119,097
Intangible assets
Certificate of approval licenses	3,495
Municipal and other commercial contracts	81,466
Customer lists	158,041
Non-compete agreement	199,105
Goodwill	555,464
Assumption of landfill closure and post-closure expenditures	(7,748)
Deferred tax liabilities	(137,956)

1,212,668

Consideration
Accrued contingent consideration	8,250
Shares consideration issued	78,434
Cash	1,125,984

1,212,668

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

4.     PROPERTY, PLANT AND EQUIPMENT

	Land $	Landfills $	Building and leaseholds $	Transportation equipment $	Furniture, machinery and equipment $	Assets under development $	Computer software and equipment $	Containers $	Right-of- use assets $	Total $
Cost
Balance, December 31, 2019	256,643	765,826	357,197	1,061,179	450,546	121,535	50,300	207,046	161,493	3,431,765
Additions	7,863	15,068	10,712	36,025	15,485	1,083	7,064	12,064	14,906	120,270
Acquisitions via business combinations	15,614	119,097	17,848	159,065	31,878	—	14	13,789	6,582	363,887
Disposals	(695)	—	—	(1,991)	(793)	—	—	(689)	—	(4,168)
Transfers	686	583	(582)	594	(984)	—	(3)	(294)	—	—
Changes due to foreign exchange	11,538	72,664	13,102	63,587	13,999	2,558	476	17,943	4,067	199,934

Balance, March 31, 2020	291,649	973,238	398,277	1,318,459	510,131	125,176	57,851	249,859	187,048	4,111,688

Accumulated depreciation
Balance, December 31, 2019	—	162,154	26,840	206,636	88,832	—	20,750	55,240	21,251	581,703
Depreciation and amortization	—	20,265	6,695	52,598	20,010	—	4,915	10,550	7,658	122,691
Disposals		—	—	(1,593)	(27)	—	—	(529)	—	(2,149)
Changes due to foreign exchange	—	23,363	1,817	13,196	2,857	—	252	4,974	210	46,669

Balance, March 31, 2020	—	205,782	35,352	270,837	111,672	—	25,917	70,235	29,119	748,914

Carrying amounts
At December 31, 2019	256,643	603,672	330,357	854,543	361,714	121,535	29,550	151,806	140,242	2,850,062
At March 31, 2020	291,649	767,456	362,925	1,047,623	398,459	125,176	31,934	179,625	157,928	3,362,774

  Depreciation of property, plant and equipment expense included in cost of sales for the three month period ended March 31, 2020 was $116,821 ($86,680 for the three month period ended March 31, 2019).

  Depreciation of property, plant and equipment expense included in selling, general and administrative expense for the three month period ended March 31, 2020 was $5,870 ($7,446 for the three month period ended March 31, 2019).

5.     INTANGIBLE ASSETS

	March 31, 2020 $	December 31, 2019 $
Carrying amounts
Indefinite life	615,921	612,133
Definite life	2,677,197	2,235,891

	3,293,118	2,848,024

  Indefinite life intangible assets include certificate of approval licenses that do not expire. GFL expects these assets to generate economic benefit in perpetuity. As such, GFL assessed these intangibles to have indefinite useful lives.

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

5.     INTANGIBLE ASSETS (Continued)

  The following table presents the changes in cost and accumulated amortization of the Company's intangible assets:

	Customer lists $	Municipal contracts $	Non-compete agreements $	Trade name, certificates of approval and other licenses $	Total $
Cost
Balance, December 31, 2019	1,839,903	586,227	187,833	695,593	3,309,556
Acquisitions via business combinations	158,041	81,466	199,105	3,495	442,107
Changes in foreign exchange	59,244	39,195	22,372	10,151	130,962

Balance, March 31, 2020	2,057,188	706,888	409,310	709,239	3,882,625

Accumulated depreciation
Balance, December 31, 2019	257,945	150,679	48,107	4,801	461,532
Amortization	46,827	31,748	16,255	4,284	99,114
Changes in foreign exchange	16,166	10,533	1,371	791	28,861

Balance, March 31, 2020	320,938	192,960	65,733	9,876	589,507

Carrying amounts
At December 31, 2019	1,581,958	435,548	139,726	690,792	2,848,024
At March 31, 2020	1,778,714	515,949	303,096	695,359	3,293,118

  Amortization expense included as part of cost of sales for the three month period ended March 31, 2020 was $99,114 ($80,719 for the three month period ended March 31, 2019).

6.     GOODWILL

March 31, 2020 $
Balance, Beginning of period	5,173,780
Acquisitions	555,464
Foreign exchange revaluation	280,244

6,009,488

7.     LANDFILL CLOSURE AND POST-CLOSURE OBLIGATIONS

March 31, 2020 $
Balance, Beginning of period	236,594
Acquisitions via business combinations	7,748
Provisions	3,867
Accretion	1,567
Expenditures	(1,222)
Changes in foreign exchange	15,674

Balance, End of period	264,228
Less: Current portion	(19,034)

245,194

  Funded landfill post-closure assets

  GFL is required to deposit monies into a social utility trust for the purpose of settling post closure costs at the landfills it owns in Quebec. The funding amount is established by the Quebec Government based on each cubic meter of waste accepted and payment is due quarterly. At March 31, 2020, included in other long-term assets are funded landfill post closure obligations, representing the fair value of legally restricted assets, totaling $13,689 ($17,695 as at December 31, 2019).

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

8.     LONG-TERM DEBT

  The Company's long-term debt is comprised of the following:

	March 31, 2020 $	December 31, 2019 $
Revolving credit and swingline facility
Revolving credit facility, monthly interest only, principal maturing on August 2, 2023	—	—
Term loan
Term loan, interest rate of LIBOR plus 3.00% or US prime rate plus 2.00%, principal and interest payable quarterly, maturing on May 31, 2025	2,918,611	3,351,220
Bonds
5.625% USD senior unsecured notes, semi-annual interest only commencing May 12, 2017, principal maturing on May 1, 2022 (2022 Notes)	—	454,580
5.375% USD senior unsecured notes, semi-annual interest only commencing September 1, 2018, principal maturing on March 1, 2023 (2023 Notes)	—	519,520
7.000% USD senior unsecured notes, semi-annual interest only commencing December 1, 2018, principal maturing on June 1, 2026 (2026 Notes)	574,574	876,690
8.500% USD senior unsecured notes, semi-annual interest only commencing May 1, 2019, principal maturing on May 1, 2027 (2027 Notes)	510,732	779,280
5.125% USD senior secured notes, semi-annual interest only commencing December 15, 2019, principal maturing on December 15, 2026 (Secured Notes)	709,350	649,400
Paid in Kind notes
11.000% Paid in Kind notes (PIK Notes), semi-annual interest commencing December 1, 2018, principal maturing on May 31, 2028	—	1,007,953
Promissory notes
3.000% unsecured promissory note, semi-annual interest commencing June 1, 2016, principal maturing on February 1, 2020	—	24,329
5.000% promissory note, secured by a first mortgage, monthly interest commencing June 1, 2016, principal maturing on May 1, 2020	2,555	3,153
Unsecured promissory note, principal repayable in four equal annual instalments commencing June 30, 2017	—	100
Equipment loans
At interest rates ranging from 3.020% to 4.370%	9,496	9,465

	4,725,318	7,675,690
Fair value adjustment on bonds	(5,441)	(34,280)
Net derivative instruments	(200,217)	31,074
Premium on 5.125% Secured Notes	2,386	4,124
Deferred finance costs	(32,951)	(51,563)

	4,489,095	7,625,045
Less: Current portion	(4,769)	(64,385)

	4,484,326	7,560,660

  Revolving credit and swingline facility

  GFL has a revolving credit and swingline facility (the Revolving Credit Facility) totaling $628,000 and US$40,000 of which $nil was drawn as of March 31, 2020 ($nil at December 31, 2019). This credit facility bears interest at either the bank's prime rate plus 1.75% per annum or LIBOR plus 2.75% per annum depending on the mechanism used to draw the funds.

  The revolving credit and swingline facilities are secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of shares of all subsidiaries.

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

8.     LONG-TERM DEBT (Continued)

  Under the Revolving Credit Facility, GFL must satisfy the following financial covenant:

  If the Revolving Credit Facility is more than 35% utilized, then GFL's maximum total net funded debt to Adjusted EBITDA, as defined in the Revolving Credit Facility, must be equal to or less than 8.00:1.

  As at March 31, 2020 and December 31, 2019, GFL was in compliance with this covenant.

  On March 5, 2020, GFL used a portion of the net proceeds of the IPO to repay $392,927 of the revolving credit facility.

  Term loan facility

  GFL has a Term Loan facility (Term Loan Facility) totaling US$2,615,000. The Term Loan Facility matures in 2025 and bears interest at a rate of LIBOR plus 3.00% or US prime plus 2.00%.

  The Term Loan Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

  On March 5, 2020, GFL used a portion of the net proceeds of the IPO to repay US$523,000 of the term loan.

  Bonds

  On March 5, 2020, GFL used a portion of the net proceeds of the IPO to fund the redemption of the following (i) the entire US$350,000 outstanding aggregate principal amount of the 2022 Notes, (ii) the entire US$400,000 outstanding aggregate principal amount of the 2023 Notes, (iii) US$270,000 outstanding aggregate principal amount of the 2026 Notes, (iv) US$240,000 of the aggregate principal amount of the 2027 Notes, and (v) related fees, premiums and accrued and unpaid interest on the 2022 Notes, the 2023 Notes, the 2026 Notes and the 2027 Notes. A loss on extinguishment of the bonds of $91,200 was recognised in interest and other finance costs.

  Paid In Kind Notes

  On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for additional non-voting shares at a fair market value price per share of US$19.00, the proceeds of which, together with a loan in an aggregate principal amount of $29,000 from Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, were used to redeem in full the PIK Notes in an aggregate amount of $1,049,926 plus redemption premiums and penalties. A loss on extinguishment of $59,423 was recognized in interest and other finance costs.

  Letter of credit facility

  GFL has a combined committed letter of credit facility to a maximum of $160,000. At March 31, 2020, GFL had $108,861 ($104,294 as at December 31, 2019) outstanding against this facility which are not recognized in the interim financial statements. Interest expense in connection with these letters of credit was $271 for the quarter ended March 31, 2020 ($883 in the quarter ended March 31, 2019).

  Commitments related to long-term debt

  Principal future payments on long term debt in each of the next five years are as follows:

Long-term debt $
2020	4,007
2021	3,050
2022	532
2023	281
2024	4,182
Thereafter	4,713,266

4,725,318

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

9.     LEASE OBLIGATIONS

  GFL leases several assets including buildings, plants and equipment. The average lease term is five years.

  GFL has options to purchase certain equipment for a nominal amount at the end of the lease term. The Company's obligations are secured by the lessors' title to the leased assets for such leases.

  Future minimum payments under lease obligations are as follows:

	March 31, 2020 $	December 31, 2019 $
Lease obligations	252,238	246,365
Less Interest	48,834	54,343

	203,404	192,022
Less: Current portion	39,931	33,150

	163,473	158,872

  Leases includes $89,887 of secured lease obligations for the three month period ended March 31, 2020 ($58,713 as at December 31, 2019).

  Interest expense in connection with lease obligations was $2,761 for the quarter ended March 31, 2020 ($2,083 for the period ended March 31, 2019). Leases are secured by the related asset.

  Principal and interest payments on future minimum lease payments under the lease obligations required in each of the following five years are as follows:

Lease liabilities $
2020	31,177
2021	35,018
2022	32,639
2023	26,873
2024	31,017
Thereafter	95,514

252,238

10.   TANGIBLE EQUITY UNITS (TEUs)

  On March 5, 2020, GFL completed its offering of 15,500,000 6.000% TEUs for total gross proceeds of $1,040,748 (US$775,000). Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contact (a Purchase Contract) and a senior amortizing note (an Amortizing Note) due March 15, 2023, both of which are freestanding instruments and separate units of account. The Amortizing Notes are classified as a financial liability held at amortized cost. The Purchase Contract is accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed dollar amount, subject to a cap and floor. Accordingly, the Purchase Contract meets the definition of a financial liability with embedded derivative features, which GFL has elected to measure at fair value through profit or loss.

  GFL allocated the proceeds from the issuance of the TEUs to notes and other derivative financial liabilities based on the relative fair values of the respective components of each TEU. The value allocated to the Amortizing Note is reflected as TEU Amortizing Notes with issuance costs reflected as a reduction of the face amount of the Amortizing Notes. The issuance costs are accreted to the face amount of the note using the effective interest method.

  The value allocated to the Purchase Contract is reflected in TEU purchase contract and is subsequently measured at fair value through profit or loss. The fair value of the Purchase Contract of the TEU is based on the trading price of the purchase contract to the extent an active market exists, otherwise a valuation model is used. The fair value of the Purchase Contract was estimated using a Monte-Carlo simulation to simulate GFL's stock price using inputs such as USD risk-free interest rate curve, GFL's spot stock price in USD on

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

10.   TANGIBLE EQUITY UNITS (TEUs) (Continued)

  New York Stock Exchange, dividend forecasts, volatility of GFL's stock, and credit spread. This resulted in a gain of $88,439 on the market value of the Purchase Contract since their issuance.

  The aggregate values assigned upon issuance of the TEUs, based on the relative fair values of the respective components of each TEU, were as follows:

	Purchase Contract $	Amortizing Note $	Total $
Fair value price per TEU on issuance	55.71	11.43	67.14
Gross proceeds	863,523	177,225	1,040,748
Issuance costs	(28,065)	(5,760)	(33,825)

Net proceeds on issuance	835,458	171,465	1,006,923

  Each Amortizing Note has an initial principal amount of US$8.51 and bears interest at 4.000% per year. On each of March 15, June 15, September 15, and December 15, GFL will pay equal quarterly cash instalments of US$0.75 per Amortizing Note (except for the June 15, 2020 installment payment, which will be US$0.83 per Amortizing Note), which cash payment in the aggregate will be the equivalent of 6.000% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment constitutes a payment of interest and a partial payment of principal.

  Unless settled earlier, on March 15, 2023 each Purchase Contract will automatically settle for subordinate voting shares. Upon settlement of a Purchase Contract, GFL will deliver not more than 2.6316 subordinate voting shares and not less than 2.1930 subordinate voting shares, subject to adjustment, based on the Applicable Market Value of GFL's subordinate voting shares as described below:

  •
  If the Applicable Market Value is greater than the threshold appreciation price, which is US$22.80, holders will receive 2.1930 subordinate voting share per purchase contract;

  •
  If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which is US$19.00, the holder will receive a number of subordinate voting shares per purchase contract equal to US$50.00, divided by the Applicable Market Value; and

  •
  If the Applicable Market Value is less than the reference price, the holder will receive 2.6316 subordinate voting shares per purchase contract.

  The Applicable Market Value is defined as the arithmetic average of the volume weighted average price per share of GFL's subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

  The 33,991,500 minimum shares to be issued are included in the calculation of basic net loss per share. The TEUs have a potentially dilutive effect on the calculation of net income per share. The difference between the minimum shares and the maximum shares are dilutive securities, and accordingly, are included in GFL's diluted net loss per share on a pro-rata basis to the extent the Applicable Market Value is higher than US$22.80 but is less than US$19.00 at period end. See note 11 for additional information regarding the calculation of net loss per share.

  Principal future payments on the Amortising Notes are as follows:

Amortizing Note $
2020	51,309
2021	65,970
2022	65,970
2023	16,492

199,741

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

11.   NET LOSS PER SHARE

	March 31, 2020 $	March 31, 2019 $
Net loss	(277,950)	(93,392)

Weighted average shares outstanding(1),(2)	360,412,254	145,641,223
Weighted average number of shares on exercise of stock options	—	—
Weighted average number of shares on tangible equity units	—	—

Diluted weighted average number of shares outstanding	360,412,254	145,641,223

Loss per share
Basic	(0.77)	(0.64)
Diluted	(0.77)	(0.64)

(1)
Weighted average shares at March 31, 2019 adjusted for share split completed in conjunction with the pre-capital closing changes implemented as part of the IPO.

(2)
Weighted average shares at March 31, 2020 includes the 33,991,500 minimum share conversion of the TEUs.

        Diluted loss per share excludes the effects of time-based and performance-based share options and TEUs that are anti-dilutive.

12.   SALES AND OPERATING REVENUE

  The following table presents GFL's revenue disaggregated by service type and segment.

	March 31, 2020 $	March 31, 2019 $
Residential	238,793	182,066
Commercial	307,169	249,512

Total collection	545,962	431,578
Landfill	62,822	56,151
Transfer	88,443	66,522
Material recycling	46,329	15,635
Other	53,533	33,024

Solid waste	797,089	602,910
Infrastructure and solid remediation	131,761	111,750
Liquid waste	104,742	81,705
Intercompany revenue	(102,268)	(75,467)

Revenue	931,324	720,898

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

13.   SEGMENT REPORTING

  GFL's main lines of business are the transporting, managing, and recycling of solid and liquid waste and infrastructure and soil remediation services. GFL is divided into operating segments corresponding to the following lines of business: Solid Waste, which includes hauling, landfill transfers and material recycling facilities; Infrastructure and Soil Remediation; and Liquid Waste. Financial reporting by each operating segment follows the same accounting policies as those used to prepare the consolidated financial statements. Inter-segment transfers are made at market prices.

  The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker who is responsible for allocating the resources and assessing the performance of the operating segments. The chief operating decision-maker assesses the performance of the segments on several factors, including reported revenue and adjusted EBITDA. GFL's chief operating decision-maker is the Chief Executive Officer.

  The Solid Waste segment follows a national internal reporting structure, and each county is considered a separate operating segment by the chief operating decision-maker.

  The following is an analysis of GFL's revenue and results from continuing operations by reportable segment. "Adjusted EBITDA" represents GFL's earnings before taxes, interest and other finance costs, depreciation and amortization, deferred purchase consideration, loss (gain) on the sale of property, plant and equipment, mark-to-market gain on TEU derivative purchase contract, mark-to-market on fuel hedge, share-based payments and certain acquisition costs.

	March 31, 2020
	Reported revenue $	Adjusted EBITDA $
Solid waste
Canada	273,145	66,020
USA	434,936	135,784
Infrastructure	130,692	21,489
Liquid waste	92,551	16,831
Corporate	—	(17,273)

	931,324	222,851

	March 31, 2019
	Reported revenue $	Adjusted EBITDA $
Solid waste
Canada	195,912	49,794
USA	340,990	105,574
Infrastructure	110,942	21,204
Liquid waste	73,054	16,748
Corporate	—	(14,153)

	720,898	179,167

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

13.   SEGMENT REPORTING (Continued)

  Adjusted EBITDA reconciles to net loss for the periods presented as follows:

	March 31, 2020 $	March 31, 2019 $
Total segment adjusted EBITDA	222,851	179,167
Less
Depreciation and amortization	122,691	94,126
Amortization of intangible assets	99,114	80,719
Interest and other finance costs	269,409	123,947
Share-based payments	15,676	3,619
Deferred purchase consideration	1,000	1,000
Loss (gain) on sale of property, plant and equipment	1,629	(180)
Loss (gain) on foreign exchange	106,039	(16,627)
Loss on mark to market — fuel hedge	1,206	—
Transaction costs	11,197	8,300
IPO transaction costs	41,315	—
Acquisition, rebranding and other integration costs	7,690	7,091
Mark to market gain on TEU derivative purchase contract	(88,439)	—
Income tax recovery	(87,726)	(29,436)

Net loss	(277,950)	(93,392)

  Goodwill and indefinite life intangible assets by operating segment

  The carrying amount of goodwill and indefinite life intangible assets allocated to the operating segments for impairment testing purposes is as follows:

	March 31, 2020 $	December 31, 2019 $
Solid waste
Canada	1,735,587	1,707,636
USA	4,194,569	3,383,024
Infrastructure and soil remediation	237,753	237,753
Liquid waste	457,500	457,500

	6,625,409	5,785,913

14.   SHAREHOLDER'S CAPITAL

  a)
  Authorized capital

    GFL's authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

    Subordinate and multiple voting shares

    The rights of the holders of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. The holders of outstanding subordinate voting shares are entitled to one vote per subordinate voting share and the holders of multiple voting shares are entitled to ten votes per multiple voting share. The subordinate voting shares are not convertible into any other classes of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share.

    In addition, all multiple voting shares will convert automatically into subordinate voting shares at such time that is the earlier of the following: (i) Patrick Dovigi and/or his affiliates no longer beneficially own, directly or indirectly, at least 2.0% of the

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

14.   SHAREHOLDER'S CAPITAL (Continued)

    aggregate of the issued and outstanding subordinate voting shares and multiple voting shares; (ii) Patrick Dovigi is no longer serving as a director or in a senior management position at GFL; or (iii) the twentieth anniversary of the closing of the IPO.

    The subordinate voting shares and multiple voting shares rank pari passu with respect to the payment of dividends, return or capital and distribution of assets in the event of liquidation, dissolution or winding up of GFL.

          Preferred shares

    The preferred shares are issuable at any time and from time to time in series. Each series of preferred shares shall consist of such number of preferred shares and having such rights, privileges, restrictions and conditions as determined by the Board of Directors prior to the issuance thereof.

          Amalgamation

    Effective March 5, 2020, immediately prior to the completion of GFL's IPO, GFL amalgamated with Holdings. In connection with the amalgamation, all of the issued and outstanding shares of Holdings were exchanged for subordinate voting shares and multiple voting shares of GFL at an exchange ratio of 20.363259-for-one, other than the Class F shares of Holdings which were converted to multiple voting shares on an exchange ratio of 26.343032-for-one. As a result, the historical share and per share amounts presented in these interim financial statements have been retroactively adjusted to reflect this change.

          Share issuances

    On January 1, 2020, GFL issued 2,056,331 subordinate voting shares as partial consideration for an acquisition.

    On February 1, 2020, GFL issued 1,035,787 subordinate voting shares as partial consideration for an acquisition.

    On February 1, 2020, in connection with his resignation as an officer of GFL, the Company issued Ven Poole a separation payment of 73,947 subordinate voting shares issued at the initial public offering price US$19.00.

    Between January 1, 2020 and March 5, 2020, GFL issued 17,694,685 subordinate voting shares to its existing shareholders for aggregate cash consideration of $348,921 and made a return of capital of $804.

    On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for 47,496,202 subordinate voting shares for aggregate cash consideration of $1,064,590. Also on this date, 704,800 subordinate voting shares were issued at the IPO price in partial consideration for the redemption of the PIK Notes.

    On March 5, 2020 in conjunction with the IPO, GFL issued 73,361,842 subordinate voting shares for total gross proceeds received by GFL of $1,871,835 (US$1,393,875). Share issuance costs, net of deferred tax, amounted to $45,476 (US$33,864).

    As at March 31, 2020 there was a total of 314,348,884 subordinate voting shares and 12,062,963 multiple voting shares outstanding.

          Contributed surplus

    The contributed surplus consists of the following:

$
Balance, December 31, 2019	16,443
Share-based compensation expense	15,676

Balance, March 31, 2020	32,119

  b)
  Share options, performance share units, restricted share units, and deferred share units

    Holdings established a stock option plan dated May 31, 2018, as amended on November 14, 2018 (the Legacy Stock Option Plan). In connection with the IPO, 159,468,329 options issued and outstanding under the Legacy Stock Option Plan (before exchange ratio restatement) with an exercise price of $1.00 (both of which are on a pre-converted basis) vested in accordance with the terms of the Legacy Stock Option Plan. After giving effect to the IPO, the options exercised on a net basis, less

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

14.   SHAREHOLDER'S CAPITAL (Continued)

    applicable withholding taxes, into 3,203,925 subordinate voting shares (the Legacy Option Shares). At completion of the IPO, there were no options outstanding under the Legacy Stock Option Plan and such plan was terminated.

    Unless otherwise determined by the Board of Directors, the Legacy Option Shares will be held by a trustee in trust or in escrow on behalf of the legacy option holders. One-third of the Legacy Option Shares will vest and be released from escrow on each of the first three anniversaries of the IPO. Unless otherwise determined by the Board of Directors, if prior to the third anniversary of the IPO a legacy option holder's employment with GFL is terminated without cause, such legacy option holder's Legacy Option Shares held in trust at such time will continue to vest. Unless otherwise determined by the Board of Directors, if a legacy option holder's employment is otherwise terminated prior to the third anniversary of the closing of the IPO, the legacy option holder's Legacy Option Shares held in trust at such time will be cancelled for no consideration.

    In connection with the IPO, a long-term incentive plan (LTIP) was adopted by the Board of Directors which allowed GFL to grant long-term equity-based incentives, including options, performance stock units (PSUs), and restricted stock units (RSUs), to eligible participants. Each award represents the right to receive subordinate voting shares, or in the case of PSUs and RSUs, subordinate voting shares and/or cash, in accordance with the terms of the LTIP. Additionally, a director deferred share unit plan was adopted by the Board of Directors, to provide non-employee directors the opportunity to receive a portion of their compensation in the form of deferred share units (DSUs). Each DSU represents a unit equivalent in value to a subordinate voting share based on the closing price of the subordinate voting shares on the day prior to the grant.

    The maximum number of subordinate voting shares reserved for issuance under the LTIP, the DSU Plan, and any other security-based compensation arrangement is 32,642,076. During the quarter ended March 31, 2020, 19,643,184 options were granted to eligible participants.

    The stock option activity and the weighted average exercise price are summarized as follows:

March 31, 2020
	Number of options	Weight average exercise price US$
Options outstanding, January 1, 2020	—	—
Options granted	19,643,184	19.00
Options exercised	—	—
Options expired	—	—
Options forfeited	—	—
Options cancelled	—	—

Options outstanding, March 31, 2020	19,643,184	19.00

    The fair value of the stock options granted during the quarter ended March 31, 2020 was estimated at the grant date using the Black Scholes Model. The following weighted average assumptions are used:

      •
      Expected life of options: 4.2 years

      •
      Grant date fair value: $23,619

      •
      Grade date share value: US$19.00

      •
      Expected volatility: 23.51%

      •
      Expected dividend yield: nil%

      •
      Risk-free interest rate: 0.65%

    The fair value of the options is recognized as compensation expense over the vesting period. For the quarter ended March 31, 2020, the total compensation expense related to share options amounted to $15,676, which represents an expense under LTIP of $12,436 and an expense under the Legacy Plan of $3,240 ($3,619 in the quarter ended March 31, 2019).

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

15.   SUPPLEMENTAL CASH FLOW INFORMATION

  Net change in non-cash working capital

	March 31, 2020 $	March 31, 2019 $
Effects of changes in
Accounts payable and accrued liabilities	(11,548)	(103,302)
Trade and other receivables — net of allowance	(22,800)	13,307
Prepaid expenses and other assets	(19,628)	(9,068)
Income taxes payable	—	(735)

	(53,976)	(99,798)

16.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  GFL's financial instruments consist of cash and cash equivalent, trade accounts receivable, trade accounts payable, long-term debt, and tangible equity units.

  Fair value measurement

  The carrying value of GFL's financial assets are equal to their fair values. The carrying value of GFL's financial liabilities approximate their fair values with the exception of GFL's Bonds and TEU Amortizing Note of TEUs. The fair value hierarchy for GFL's financial assets and liabilities not measured at fair value are as follows:

	March 31, 2020
	Carrying value $	Fair value $	Level 1 $	Level 2 $	Level 3 $
Bonds	1,789,215	1,775,347	—	1,775,347	—
TEU Amortizing Note	171,684	183,090	—	183,090	—

Total debt	1,960,899	1,958,437	—	1,958,437	—

	December 31, 2019
	Carrying value $	Fair value $	Level 1 $	Level 2 $	Level 3 $
Bonds	3,245,190	3,092,281	—	3,092,281	—

Total debt	3,245,190	3,092,281	—	3,092,281	—

  GFL uses a discounted cash flow model incorporating observable market data, such as foreign currency forward rates, to estimate the fair value of its bonds. Certain of the mortgages, finance leases, equipment loans and amount due to related party do not bear interest or bear interest at an amount that is not stated at fair value.

  Foreign currency risk

  GFL manages its currency risk in respect of its outstanding U.S. dollar senior unsecured notes with certain cross-currency interest rate swaps. Concurrently with the offering of the 2022 Notes, 2023 Notes, Initial 2026 Notes, the 2027 Notes and the Secured Notes, GFL entered into cross-currency swaps to receive and pay interest semi-annually.

  On March 5, 2020, GFL fully redeemed the 2022 Notes and 2023 Notes as well as a portion of the 2026 Notes and 2027 Notes and currently terminated the cross-currency interest rate swaps associated with the Notes.

GFL Environmental Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements (Continued)

March 31, 2020
(In thousand of dollars except share amounts or otherwise stated)

17.   COMMITMENTS AND CONTINGENT LIABILITIES

  a)
  Performance bonds

    In the normal course of business, GFL is required to provide performance bonds in respect of certain contracts which guarantee payment for labour, material and services in the event of a default by GFL.

    GFL has executed indemnity agreements in favour of the surety of these bonds. As at March 31, 2020 the aggregate contract limit for the bonds totaled $901,053 (December 31, 2019 — $778,642).

  b)
  Contingent liabilities

    In the normal course of business activities, GFL is subject to a number of claims and legal actions that may be made by customers, suppliers or others. Though the final outcome of actions outstanding or pending at the end of the period is not determinable, management believes the resolutions will not have a material effect on the financial position, statement of operations or cash flow of GFL.

18.   RELATED PARTY TRANSACTIONS

  Included in due to related party is a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by Patrick Dovigi, in an initial aggregate principal amount of $35,000, which is scheduled to mature on January 1, 2023. The note is being repaid in equal semi-annual instalments of $3,500. As at March 31, 2020, $21,000 principal amount was outstanding on the note ($21,000 as at December 31, 2019).

  Also included in due to related party is an interest bearing unsecured promissory note issued on March 5, 2020 payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $29,000 and bearing market interest. The note is payable in equal semi-annual instalments of $2,900. The loan is scheduled to mature on March 5, 2025. As of March 31, 2020, $29,000 principal amount was outstanding on the note.

  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19.   CORONAVIRUS (COVID-19)

  In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company is not known at this time.

20.   SUBSEQUENT EVENTS

  On April 22, 2020, the Company issued US$500,000 of senior unsecured notes due 2025 bearing interest at 4.25% payable semi-annually in arrears on and, commencing, December 1, 2020. Concurrently with the offering, the Company entered into cross-currency swaps to manage its currency risk. The proceeds of the offering will be used for general corporate expenses, including to fund future acquisitions.

QuickLinks

  Exhibit 99.1
GFL Environmental Inc. Unaudited interim condensed consolidated statements of operations and comprehensive income (loss) Three month period ended March 31, 2020 (In thousands of dollars except per share amounts)
GFL Environmental Inc. Unaudited interim condensed consolidated statements of financial position As at March 31, 2020 (In thousands of dollars except as otherwise stated)
GFL Environmental Inc. Consolidated statements of changes in shareholders' equity Three month period ended March 31, 2020 (In thousands of dollars except as otherwise stated)
GFL Environmental Inc. Consolidated statements of cash flows Three month period ended March 31, 2020 (In thousands of dollars except as otherwise stated)
GFL Environmental Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements March 31, 2020 (In thousand of dollars except share amounts or otherwise stated)